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                                                                       EXHIBIT 4


                                  June 14, 2002

BY HAND DELIVERY AND FAX
------------------------

Catherine G. Dearlove, Esquire
Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, DE 19899

     Re: RGC INTERNATIONAL INVESTORS, LDC V. TRICORD SYSTEMS, INC.
         ---------------------------------------------------------
         Del. Ch., C.A. No. 19535

Dear Cathy:

On behalf of RGC International Investors, LDC ("RGC"), I write to you in your capacity as attorney for Tricord Systems, Inc. and its board of directors ("Tricord").

RGC hereby transmits the following proposal to the board of directors of Tricord. As this proposal is material to the stockholders of Tricord, RGC believes it should be publicly disclosed in full promptly. RGC thus waives any rights to have it kept confidential.

As you know, in the Delaware Court of Chancery litigation (Del. Ch., C.A. No. 19535) RGC is asserting that Tricord and its board have breached and continue to breach fiduciary duties and contractual obligations owed to Tricord's preferred and common stockholders by refusing to adopt a plan of liquidation that would provide at least some return to Tricord's stockholders from the $13 million in cash and from other assets it reports. Tricord has stated that the pendency of this litigation is adversely affecting Tricord. To resolve that claim, RGC hereby proposes to leave Tricord with several million dollars to carry on its business and/or to distribute to its common stockholders, in exchange for which RGC would not only release its litigation claims but also waive its rights as a preferred stockholder, including its mandatory redemption right to $25 million which will almost certainly be due and payable in November 2002.

RGC's proposal is to accept the following in consideration of its waivers and releases:

     1. $7 million in cash;

     2. The lesser of 5 million shares of Tricord common stock, or one share less than 20% of the common stock, all registered for resale with the SEC;

     3. If Tricord goes into bankruptcy and RGC is required in that proceeding to return of any of the $7 million hereby paid by Tricord, restoration of RGC's preferred stock position including its redemption rights.

RGC believes Tricord's directors have a fiduciary duty to consider and accept this proposal for the following reasons:

          -- It will spare Tricord from any costs, distraction and other adverse consequences of the Delaware litigation, litigation that Tricord itself has publicly declared is hurting its business and relations with potential clients.


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          -- It may spare Tricord's common shareholders the additional burden of
     Tricord's inability to maintain the listing of its Common Stock on the Nasdaq SmallCap Market. Moreover, that delisting would make all of RGC's preferred stockholdings immediately redeemable in an amount greater than $25 million. That likely will put Tricord in bankruptcy, leaving nothing for its common shareholders.

          -- It will provide the Board its only realistic opportunity to truly fulfill its fundamental fiduciary duty to protect the economic interests of all its stockholders, including the preferred stockholders, and its creditors. Given the certain knowledge that continuing operations will burn through all the money and other assets available for common stockholders, preferred stockholders and creditors, the only other alternative is to seek a transaction with a third party interested in acquiring Tricord. But that pursuit is likely terminally burdened at present by the rights of RGC in its preferred stock and RGC's litigation claims. This proposal lifts that burden.

In sum, RGC's proposal affords Tricord's directors a means of fulfilling their fiduciary and contractual duties by RGC's waiver of RGC's rights to the first $25 million of proceeds, leaving millions of dollars remaining for Tricord's operating business and/or other purposes. The direct beneficiaries will be Tricord's common stockholders and other constituencies.

We look forward to a prompt response. This offer is open until the close of business on Thursday, June 20, 2002.


                                             Sincerely,

                                             /s/ Martin S. Lessner
                                             ---------------------------------
                                             Martin S. Lessner

MSL:zj
cc:  Jesse A. Finkelstein, Esquire (e-mail and fax)
     Michael J. Bleck, Esquire (e-mail and fax)